FOR IMMEDIATE RELEASE

Points Expands its Global Foothold with Expansion in China through
Partnership with Hainan Airlines’ Fortune Wings Club Loyalty Program

Hainan’s Fortune Wings Club (FWC) International Members Now Can Buy Miles, and all FWC
Members can Exchange Their Frequent Flyer Miles to Reach Desired Thresholds Faster

TORONTO, May 21, 2015 – Points (TSX:PTS) (Nasdaq:PCOM), a global leader in loyalty currency management, today announced a partnership with Hainan Airlines Co., the largest privately owned air transport company and the fourth largest airline in terms of fleet size in the People's Republic of China. The new partnership will support Points’ expansion into the booming Chinese travel market and provide international members of Hainan Airline’s FWC loyalty program the opportunity to buy miles direct from FWC. In addition, all of their FWC members can exchange their frequent flyer miles on Points.com to reach rewards thresholds faster.

The partnership represents the first time that Hainan Airlines will make it possible for its international members to buy additional miles, solving the challenge of loyalty members who want more flexibility in their ability to earn miles quickly. As of May 20, 2015, international members of FWC will be able to purchase Hainan Airlines miles to help them top off their account balances. Their members will also now be able to exchange FWC miles they earn into or out of other loyalty programs that partner with Points. Points currently partners with over 50 brands worldwide spanning hotels, airlines, and retailers, enabling members to manage, track, redeem, exchange or gift their rewards currencies.

China poised to move into #2 destination spot in the world

The partnership with Hainan Airlines comes at a time of tremendous growth in the Chinese travel market. China is poised to surpass the U.S. as the most popular business travel destination in 2016, according to the US Travel Association. In 2014, China’s travel sector created USD$57 billion in revenue for the Chinese economy and is expected to grow to rates as high as 10% a year through 2016.

“We are very excited to work with one of China’s top-rated airlines and to welcome members of its loyalty program to the Points platform,” said Rob McLean, CEO of Points. “We are proud to be an integral part of the continued, successful growth of the Chinese travel market, and we look forward to strengthening this strategic partnership with Hainan Airlines.”

Hainan Airlines loyalty members can find more information by clicking the Fortune Wings Club tab on the Hainan Airlines website, http://hainanairlines.com.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS) (NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

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Points Investor Relations
Addo Communications
Laura Bainbridge, Kimberly Esterkin
laurab@addocommunications.com; kimberlye@addocommunications.com
310-829-5400

Points Media Relations
ThinkInk PR
Vanessa Horwell
vhorwell@thinkinkpr.com
Direct: +1.305.749.5342 ext. 232
Mobile: +1 305.776.8817